

January 18, 2012

Via E-mail
Peter Henricsson, Chief Executive Officer and Director
Rocap Marketing, Inc.
7141 East Main Street
Mesa, Arizona 85207

> **Re: Rocap Marketing, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2011**
> **File No. 333-178738**

Dear Mr. Henricsson:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed December 23, 2011

Prospectus Summary, page 5

The Offering, page 6

1. We note your disclosure that there were 18,710,667 shares of common stock outstanding as of December 14, 2011. We further note on page 58 that there were 19,145,667 shares of common stock outstanding as of September 30, 2011. Please identify all stock transactions subsequent to September 30, 2011, and provide us with a reconciliation to the 18, 710,667 shares outstanding as of December 14, 2011.

Risk Factors, page 7

We may be exposed to potential risks resulting from new requirements. . ., page 12

2. We note your compliance date for Section 404 of the Sarbanes Oxley Act of 2002.
    Please revise accordingly.

We may be exposed to potential risks resulting from new requirements under Section 404 of the
Sarbanes-Oxley Act of 2002, page 12

3. We note your disclosure that you will be required to include your assessment on the
    effectiveness of your internal control over financial reporting beginning with your fiscal
    year ending December 31, 2010. Please revise this section as necessary.

Determination of Offering Price, page 16

4. We note the selling shareholders will be selling shares at a fixed price of $.10 per share
    until the securities become quoted on the OTCBB. Please revise this section to provide
    Item 505 of Regulation S-K disclosure regarding how this fixed price was determined.

Description of Business, page 24

5. Revise to disclose all of the material terms of the stock purchase agreement with Lexi-
    Luu. In addition, consider adding a risk factor addressing the agreement provision that
    allows Mr. Blanckette, under certain circumstances, to repurchase all shares the company
    owns in Lexi-Luu.

Distribution Methods, page 25

6. We note the website listed on page 25, www.lexiluu.com. Please revise to discuss your
    website operations in greater detail, including the percentage of revenue derived from
    such online sales. In addition, the website introduces Shey Banchet as the fashion
    designer, stating that she achieved international fame in the eighties for her designs.
    Please revise to discuss Ms. Banchet in detail, including the role she has played and
    currently plays in Lexi-Luu and address any material agreement the company has with
    her.

New Product Lines, page 25

7. We note your disclosure in this section. Please update your disclosure to address the
    status of the planned August 2011 release.

Description of Property, page 26

8. Revise to address the adequacy and suitability of your production facility, warehouse and administrative office in Mesa, Arizona. See Instruction 1 to Item 102 of Regulation S-K.

Market for Common Stock and Related Shareholder Matters, page 26

9. We note your statement beginning, "[w]e intend to cause a market maker to submit an application for quotation to the OTC Bulletin Board." Revise to clarify that you cannot require a market maker to submit your application and that such application may be accepted at the market makers discretion.

Management Discussion and Analysis, page 28

Results of Operations, page 28

10. To enhance a reader's understanding, please revise the discussion of your operating results to both quantitatively and qualitatively describe the significant underlying drivers that materially affected your revenues and expenses for each period presented. Also describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenue or income from operations. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 28

11. Please revise to include a more detailed analysis that quantitatively and qualitatively explains the significant year-to-year variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided.

12. Revise to address your internal and external sources of liquidity as required by Item 303(a)(1) of Regulation S-K. In this regard, we note several notes payable addressed in Note 7 to your audited financial statements and Notes 5 and 6 to your unaudited financial statements.

Critical Accounting Policies, page 29

13. Please revise your revenue recognition discussion, as it appears that your principle operations have commenced based on the financial statements included in your Form S-1.

Directors, Executive Officers, Promoters and Control Persons, page 31

14. Revise this section to provide complete Item 401 of Regulation S-K. This includes a
   five-year business background with titles and beginning and ending dates for each
   employment and directorship and a brief description of the specific experience,
   qualifications, attributes or skills that led to the conclusion that the person should serve as
   a director.

Executive Compensation, page 31

15. Please confirm our understanding that you will update this section to include
   compensation for 2011 with your next amendment as required by Items 402(n)-(r) of
   Regulation S-K.

16. Please revise to disclose the material terms of Mr. Henricsson's management agreement
   discussed in Note 11 to the financial statements and include such earned but unpaid
   compensation in the Summary Compensation Table or advise us why such disclosure is
   not required. See Item 402(o) of Regulation S-K and Instruction 4 to Item 402(c) of
   Regulation S-K. Finally, please file this agreement as an exhibit in accordance with Item
   601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 34

17. We note the related party transactions set forth in Note 6 to your unaudited financial
   statements. Please revise to disclose such transactions under this heading or advise why
   such disclosure is not necessary. See Item 404(d) of Regulation S-K.

18. Please disclose the material terms of your management agreements under this heading or
   tell us why such disclosure is not necessary. See Item 404(d) of Regulation S-K. In
   addition, file your agreement with Tezi Advisory Inc. as an exhibit as required by Item
   601(b)(10) of Regulation S-K.

19. Please provide the promoter and control person disclosures required by Item 402(d)(2) of
   Regulation S-K. Please address both Lexi-Luu Designs Inc. and Rocap Marketing Inc.

December 31, 2010 Financial Statements, page 35

Notes to Consolidated Financial Statements December 31, 2010, page 41

Carrying Value, Recoverability and Impairment of Long-Lived Assets, page 43

20. Please remove goodwill from your discussion of long-lived asset.

21. We note your discussion of oil and gas properties on pages 43 and 63. Please confirm our understanding that you have no oil and gas properties or operations and, if so, remove all oil and gas related disclosures from your filing.

Inventories, page 44

22. We note on page 24 that Lexi-Luu designs, manufactures and distributes dancewear and playwear for young girls. We further note your discussion of planned maintenance, abnormally low production, underutilized or idle capacity of production facilities, confirmed backlog orders and spot market prices within your inventories disclosure. It appears that certain of these items may not be applicable to you as an apparel manufacturer. Please further explain to us how each of these items applies to you as an apparel manufacturer, or revise your disclosure as necessary.

Cost of Goods Sold

23. Please revise to disclose the types of expenses that you include in the cost of goods sold line item, and in the general and administrative expenses line item.

Shipping and Handling

24. Please revise to disclose your accounting policy relating to shipping and handling costs pursuant to FASB ASC 235-10-50. To the extent that shipping and handling costs are significant and not included in cost of sales, also disclose both the amount(s) of such costs and the income statements line item(s) that include shipping and handling. Refer to FASB ASC 605-45-50-2.

Goodwill, page 45

25. We note you use a combination of three valuation techniques to estimate the fair value of a reporting unit. Please disclose that date that you test goodwill for impairment. Also revise to further describe your use of the market multiple approach and comparable transaction approach, and confirm to us that the operations or activities of the entities used for the market multiple approach are of a comparable nature, scope or size as the reporting unit for which fair value is being estimated. Refer to ASC 350-20-35-24.

Revenue Recognition, page 46

26. We note on page 25 that approximately 40% of Lexi-Luu's wholesale sales to date are to 'house accounts' and approximately 60% occur through manufacturer's representatives. We further note that Lexi-Luu also has an online store, accessible through its website. Please revise to further describe each type of sale, separately describe your revenue recognition policy for each and cite the applicable accounting guidance you follow. Include the following in you revised disclosure:

   a. discuss the shipping terms (e.g. FOB shipping point or FOB destination) and state the point at which you recognize revenue, including your basis for doing so;

   b. state whether you bill your customers for shipping and handling fees and if you include such amounts in net sales;

   c. clearly describe your return policy and how it was considered when establishing your revenue recognition policy;

   d. disclose whether you present taxes collected from customers on a gross basis or net basis; and

   e. discuss any other significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. inventory credits, rebates, discounts, volume incentives, etc.) and your related accounting policies, as applicable.

27. Please further describe to us your wholesale sales to 'house accounts' and your wholesale distribution operations in which manufacturer representatives sell on Lexi-Luu's behalf, and provide us with your analysis of the eight indicators that support your conclusion to report gross revenue for such operations. Refer to FASB ASC 605-45-45-1 through 45-14.

Note 4 – Acquisition, page 51

28. It appears to us that Rocap Marketing, Inc. ("Rocap") succeeded to substantially all of the operations of Lexi-Luu Designs, Inc. ("Lexi-Luu") as a result of Rocap's September 15, 2010 acquisition of Lexi-Luu. Please tell us the date that Lexi-Luu began its operations, and tell us your consideration of whether predecessor financial statements are required for Lexi-Luu. Also tell us how you considered the requirements of Rule 8-04 and 8-05 of Regulation S-X.

September 30, 2011 Financial Statements, page 55

Notes to Condensed Consolidated Financial Statements, September 30, 2011 and 2010, page 60

General

29. If a staff comment requires you to revise the footnotes to your December 31, 2010 financial statements, please also make similar revisions to the footnotes to your September 30, 2011 financial statements as applicable.

Noncontrolling Interest, page 66

30. We note on page 54 that the 20% noncontrolling interest in Lexi-Luu was sold for $2,000 on March 15, 2011, and on page 66 that the noncontrolling interest is adjusted for the holder's proportionate share of earnings or losses. We further note on page 58 that $(13,927) was attributed to the noncontrolling interest for the nine months ended September 30, 2011, which was approximately 5% of the $(281,431) net loss before noncontrolling interest. Please revise to clearly describe how you determined the amounts attributed to the controlling and noncontrolling interests, and why this is on a basis other than the relative ownership interests.

Note 10 – Commitments and Contingencies, page 73

Management Agreements, page 73

31. We note on page 58 that you issued 480,000 shares to non-employee consultants during the nine months ended September 30, 2011 that were valued at $72,000. Please revise to provide the disclosures required by ASC 505-50-50-1 for these transactions, and explain to us how you determined the $72,000 value assigned to these shares.

Part II – Information Not Required in the Prospectus, page 75

Exhibits

32. We note your September 15, 2010 agreement to purchase all of the issued and outstanding shares of Lexi-Luu Designs, Inc. Please file this and all related agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

Signatures

33. We note your registration statement has been signed by your principal executive and financial officers. Please note that it must also be signed by your principal accounting officer or controller. See Instruction 1 to Form S-1, Signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director